Exhibit 12

SOUTH JERSEY INDUSTRIES, INC.
Calculation of Ratio of Earnings from Continuing Operations to
Fixed Charges (Before Income Taxes)
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2010		2009		2008		2007		2006

Net Income*	$67,285		$58,532		$77,178		$62,659		$72,250

Income Taxes	28,811		34,302		51,948		43,056		49,683

Fixed Charges**	22,265		19,314		25,828		27,719		28,640

Capitalized Interest	(369)		(322)		(152)		(504)		(969)

Total Available	$117,992		$111,826		$154,802		$132,930		$149,604

Total Available	5.3	x	5.8	x	6.0	x	4.8	x	5.2	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest and preferred dividend requirement of a subsidiary.